Exhibit 99.1

DESCARTES REPORTS FISCAL 2017 SECOND QUARTER RESULTS

Record Revenues and Cash Provided by Operating Activities

WATERLOO, Ontario — September 8, 2016 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2017 second quarter (Q2FY17) ended July 31, 2016. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“This was another quarter of superior financial performance for Descartes, with record revenues and cash provided by our operations,” said Edward J. Ryan, Descartes’ CEO. “We believe that Descartes’ strong and growing margins demonstrate the leverage in our business model and Global Logistics Network to efficiently deliver quality services to our global client base. Descartes is a solid platform for continued growth and acquisitions, with the capital capacity and opportunities to continue or accelerate our pace of profitable growth.”

Q2FY17 Financial Results
As described in more detail below, key financial highlights for Descartes in Q2FY17 included:
•	Revenues of $50.5 million, up 12% from $45.2 million in the second quarter of fiscal 2016 (Q2FY16) and up 3% from $48.9 million in the previous quarter (Q1FY17);
•	Revenues were comprised of license revenues of $1.9 million and services revenues (non-license) of $48.6 million. Services revenues were up 14% from $42.8 million in Q2FY16 and up 2% from $47.5 million in Q1FY17. Services revenues comprised 96% of total revenues for the quarter;
•	Cash provided by operating activities of $16.6 million, up 30% from $12.8 million in Q2FY16 and up 4% from $15.9 million in Q1FY17;
•	Net income of $5.8 million, up 14% from $5.1 million in Q2FY16 and down from $6.0 million in Q1FY17. Net income as a percentage of revenues was 11%, compared to 11% in Q2FY16 and 12% in Q1FY17;
•	Earnings per share on a diluted basis of $0.08, up 14% from $0.07 in Q2FY16 consistent with Q1FY17; and
•	Adjusted EBITDA of $17.2 million, up 18% from $14.6 million in Q2FY16 and up 4% from $16.6 million in Q1FY17. Adjusted EBITDA as a percentage of revenues was 34%, up from 32% in Q2FY16 and consistent with Q1FY17.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY17	Q1 FY17	Q4 FY16	Q3 FY16	Q2 FY16
Revenues	50.5	48.9	48.0	47.4	45.2
Services revenues	48.6	47.5	46.3	45.5	42.8
Gross margin	73%	72%	72%	72%	70%
Cash provided by operating activities	16.6	15.9	16.2	13.4	12.8
Net income	5.8	6.0	5.4	5.2	5.1
Net income as a % of revenues	11%	12%	11%	11%	11%
Earnings per diluted share	0.08	0.08	0.07	0.07	0.07
Adjusted EBITDA	17.2	16.6	16.3	15.8	14.6
Adjusted EBITDA as a % of revenues	34%	34%	34%	33%	32%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2016 (1HFY17) included:
•	Revenues of $99.4 million, up 11% from $89.6 million in the same period a year ago (1HFY16);
•	Revenues were comprised of license revenues of $3.3 million and services revenues (non-license) of $96.1 million. Services revenues were up 14% from $84.5 million in 1HFY16. Services revenues comprised 97% of total revenues for 1HFY17;
•	Cash provided by operating activities of $32.5 million, up 32% from $24.6 million in 1HFY16;
•	Net income of $11.8 million, up 18% from $10.0 million in 1HFY16. Net income as a percentage of revenues was 12%, up from 11% in 1HFY16;
•	Earnings per share on a diluted basis of $0.15, up 15% from $0.13 in 1HFY16; and
•	Adjusted EBITDA of $33.8 million, up 17% from $28.8 million in 1HFY16. Adjusted EBITDA as a percentage of revenues was 34%, up from 32% in 1HFY16.

The following table summarizes Descartes’ results in the categories specified below over 1HFY17 and 1HFY16 (unaudited, dollar amounts in millions):

	1HFY17	1HFY16
Revenues	99.4	89.6
Services revenues	96.1	84.5
Gross margin	72%	70%
Cash provided by operating activities	32.5	24.6
Net income	11.8	10.0
Net income as a % of revenues	12%	11%
Earnings per diluted share	0.15	0.13
Adjusted EBITDA	33.8	28.8
Adjusted EBITDA as a % of revenues	34%	32%

Cash Position
At July 31, 2016, Descartes had $69.6 million in cash. Cash has increased $14.0 million in Q2FY17 and $32.4 million in 1HFY17 primarily due strong cash flow provided by operating activities.

The table set forth below provides a summary of cash flows for Q2FY17 and 1HFY17 in millions of dollars:

	Q2FY17	1HFY17
Cash provided by operating activities	16.6	32.5
Purchase of marketable securities	-	(0.2)
Sale of marketable securities	3.4	6.1
Additions to property and equipment	(1.7)	(3.0)
Acquisition of subsidiaries, net of cash acquired	(0.3)	(10.6)
Proceeds from borrowing on credit facility	-	10.8
Credit facility repayments	(2.4)	(2.4)
Payment of debt issuance costs	(0.3)	(0.9)
Issuance of common shares, net of issuance costs	0.1	-
Effect of foreign exchange rate on cash	(1.4)	0.1
Net change in cash	14.0	32.4
Cash, beginning of period	55.6	37.2
Cash, end of period	69.6	69.6

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, September 8. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 7064637#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until September 15, 2016, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 7064637#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, cloud-based solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358

investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed nine acquisitions since the beginning of fiscal 2015, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY17, Q1FY17, Q4FY16, Q3FY16 and Q2FY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY17	Q1FY17	Q4FY16	Q3FY16	Q2FY16
Net income, as reported on Consolidated Statements of Operations	5.8	6.0	5.4	5.2	5.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.1	0.1	0.1	0.1
Investment income	(0.8)	(0.5)	-	-	(0.1)
Income tax expense	2.0	1.9	1.4	1.9	1.8
Depreciation expense	0.9	0.7	1.1	0.8	0.8
Amortization of intangible assets	7.6	7.2	7.3	6.9	6.0
Stock-based compensation and related taxes	0.7	0.5	0.4	0.5	0.5
Acquisition-related expenses	0.8	0.7	0.6	0.4	0.4
Adjusted EBITDA	17.2	16.6	16.3	15.8	14.6

Revenues	50.5	48.9	48.0	47.4	45.2
Net income as % of revenues	11%	12%	11%	11%	11%
Adjusted EBITDA as % of revenues	34%	34%	34%	33%	32%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY17 and 1HFY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY17	1HFY16
Net income, as reported on Consolidated Statements of Operations	11.8	10.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.2
Investment income	(1.3)	(0.2)
Income tax expense	3.9	3.9
Depreciation expense	1.6	1.5
Amortization of intangible assets	14.8	12.0
Stock-based compensation and related taxes	1.2	0.8
Acquisition-related expenses	1.5	0.5
Restructuring charges	-	0.1
Adjusted EBITDA	33.8	28.8

Revenues	99.4	89.6
Net income as % of revenues	12%	11%
Adjusted EBITDA as % of revenues	34%	32%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

Year Ended	July 31,	January 31,
	2016	2016
ASSETS
CURRENT ASSETS
Cash	69,644	37,213
Short-Term marketable securities	-	4,639
Accounts receivable (net)
Trade	24,901	25,614
Other	2,942	3,131
Prepaid expenses and other	4,993	4,205
Inventory	175	155
	102,655	74,957
OTHER LONG-TERM ASSETS	1,539	468
PROPERTY AND EQUIPMENT, NET	10,506	8,604
DEFERRED INCOME TAXES	15,455	16,804
DEFERRED TAX CHARGE	643	906
INTANGIBLE ASSETS, NET	128,266	133,562
GOODWILL	224,813	217,486
	483,877	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,052	4,473
Accrued liabilities	18,189	16,844
Income taxes payable	1,936	2,086
Deferred revenue	18,001	16,639
	42,178	40,042
LONG-TERM DEBT	8,055	-
LONG-TERM DEFERRED REVENUE	805	941
LONG-TERM INCOME TAXES PAYABLE	4,357	3,672
DEFERRED INCOME TAXES	8,962	6,097
	64,357	50,752

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,814,184 at July 31, 2016 (January 31, 2016 – 75,761,184)	252,834	252,471
Additional paid-in capital	447,600	446,747
Accumulated other comprehensive loss	(30,428)	(34,880)
Accumulated deficit	(250,486)	(262,303)
	419,520	402,035
	483,877	452,787

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2016	2015	2016	2015

REVENUES	50,516	45,172	99,427	89,596
COST OF REVENUES	13,785	13,489	27,474	26,872
GROSS MARGIN	36,731	31,683	71,953	62,724
EXPENSES
Sales and marketing	6,337	5,153	12,019	10,623
Research and development	8,904	7,473	17,694	14,944
General and administrative	5,956	5,668	11,290	10,614
Other charges	764	372	1,473	530
Amortization of intangible assets	7,577	5,994	14,728	11,970
	29,538	24,660	57,204	48,681
INCOME FROM OPERATIONS	7,193	7,023	14,749	14,043
INTEREST EXPENSE	(165)	(135)	(294)	(279)
INVESTMENT INCOME	788	71	1,301	146
INCOME BEFORE INCOME TAXES	7,816	6,959	15,756	13,910
INCOME TAX EXPENSE
Current	1,061	438	1,772	709
Deferred	976	1,449	2,167	3,228
	2,037	1,887	3,939	3,937
NET INCOME	5,779	5,072	11,817	9,973
EARNINGS PER SHARE
Basic	0.08	0.07	0.16	0.13
Diluted	0.08	0.07	0.15	0.13
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,792	75,498	75,777	75,492
Diluted	76,483	76,396	76,451	76,370

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income	5,779	5,072	11,817	9,973
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	865	763	1,613	1,430
Amortization of intangible assets	7,577	5,994	14,728	11,970
Stock-based compensation expense	545	436	942	797
Other non-cash operating activities	(936)	-	(1,441)	-
Deferred tax expense	976	1,449	2,167	3,228
Deferred tax charge	37	88	137	88
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,253	1,923	1,377	1,587
Other	213	412	257	357
Prepaid expenses and other	(381)	(288)	(446)	(457)
Inventory	11	24	(1)	101
Accounts payable	(949)	(423)	(506)	(1,351)
Accrued liabilities	1,039	(229)	316	(566)
Income taxes payable	(280)	(470)	612	(1,874)
Deferred revenue	(114)	(1,985)	950	(665)
Cash provided by operating activities	16,635	12,766	32,522	24,618
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	(241)	-
Sale of marketable securities	3,362	-	6,140	-
Additions to property and equipment	(1,704)	(1,330)	(2,976)	(2,265)
Acquisition of subsidiaries, net of cash acquired	(276)	(91,437)	(10,648)	(91,437)
Cash provided by (used in) investing activities	1,382	(92,767)	(7,725)	(93,702)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	-	10,801	-
Credit facility repayments	(2,414)	-	(2,414)	-
Payment of debt issuance costs	(283)	-	(922)	-
Issuance of common shares for cash, net of issuance costs	95	19	22	91
Cash (used in) provided by financing activities	(2,602)	19	7,487	91
Effect of foreign exchange rate changes on cash	(1,334)	(1,358)	147	(1,888)
Increase (decrease) in cash	14,081	(81,340)	32,431	(70,881)
Cash, beginning of period	55,563	128,512	37,213	118,053
Cash, end of period	69,644	47,172	69,644	47,172